Exhibit 17.1

November 3, 2005

Mr. Thomas A. Rose, Esq.
1065 Avenue of the Americas
New York, New York 10018

Mr. Rose:

               This firm represents J.W. Rhea, IV in connection with your November 3, 2005 letter. Mr. Rhea disagrees with the matters in that letter and provides the following statement:

               Mr. Rhea was removed as a director of Terax Energy, Inc. on October 28, 2005 in an effort by the existing board of directors and certain shareholders to cover-up Mr. Rhea’s discovery that those directors and shareholders had hired a convicted felon, Mr. Bill Chester, to act as a senior executive at the company. Mr. Rhea also discovered and reported that another director has been recently accused of being counsel for a Ponzi scheme that resulted in a multimillion dollar loss for investors.

               The following is a timeline of relevant events:

               1.         Mr. Rhea was hired by the company effective June 1, 2005.

               2.         Mr. Chester was a consultant in connection with the set-up of Terax and had been since 2004. Mr. Chester was employed by the company as Vice President-Business Development. Mr. Chester certified the accuracy of the company’s financial statements from June 1, 2005 to present.

               3.         Due to a series of unusual occurrences, Mr. Rhea grew suspicious about Mr. Chester’s qualifications, experience and honesty. On or about September 30, 2005, Mr. Rhea spoke to Mr. Jeff Boehnke, believed to a significant shareholder in Vancouver, Canada and inquired as to Mr. Chester’s background and whether or not the company had conducted a background check. Mr. Boehnke indicated he believed that they had done a thorough check and that Mr. Chester was supremely qualified. Mr. Boehnke agreed to look into it again.

               4.          Approximately one week later, Mr. Rhea inquired of Eric Boehnke as to the result of his internal inquiry. Mr. Boehnke stated that they would speak later, but would not provide a written response as to the results.

               5.         Approximately one week later, in early to mid-October, Mr. Rhea and Mr. Boehnke met in person and Mr. Rhea was told that there was nothing wrong with Mr. Chester.

               6.         Shortly thereafter, Mr. Rhea discovered through public data searches that Mr. Chester met the same description as a Billy Wayne Chester that was convicted of bank fraud and money laundering, ordered to pay over $9,500,000 in restitution, and received a 5 year federal, probated sentence.

               7.         On October 23, 2005, another board member and outside general counsel, Phillip Wylie, left a voicemail with Mr. Rhea that an attorney working for one of the shareholders, Mr. John Legg, was coming to Texas and that they must meet, with no reason stated.

               8.         On Monday October 24, 2005, John Legg announced that a shareholders resolution would be circulated to remove Mr. Rhea for cause with no disclosure in the meeting of the reasons, but stated that Mr. Rhea could avoid damage to his reputation by accepting a non-negotiable pay-off and simply resign by later that evening.

               9.         After the meeting, Mr. Rhea informed Mr. Wylie that Mr. Chester apparently met the description of the Billy Wayne Chester who was convicted of bank fraud, ordered to pay over $9,500,000 in restitution, and received a 5 year federal, probated sentence.

               10.        Earlier, Mr. Rhea discovered that Mr. Chester had spent in excess of $15,665 of company funds on two occasions in September 2005 at a Dallas “topless” night club, apparently with Dallas area businessmen and one or more of the board members and/or shareholders. Mr. Rhea informed Mr. Wylie of this on or about October 4, 2005 while trying to reconcile the company’s cash position.

               11.        On October 25, 2005 a mysterious deposit of $15,665 showed up in the Company operating account. It appears that Mr. Chester somehow repaid these amounts, despite the fact that he told Mr. Rhea twelve days earlier that his bank account had been “wiped-out” by the state attorney general on October 13, 2005 to collect child support debts.

               12.        On October 25, 2005, Mr. Rhea discovered significant factual information indicating that (1) Mr. Chester is in fact the same Bill Wayne Chester convicted of bank fraud, (2) Mr. Chester appears to have been using the social security number of a dead person, (3) Mr. Chester appears to have used the social security number of at least one more dead person in the past, and (4) Mr. Chester’s resume contains significant inaccuracies.

               13.        Mr. Rhea also learned that the director and outside general counsel, Mr. Phillip Wylie, has been accused in the past of acting as counsel for an investment scheme that turned out to be a Ponzi scheme in which investors lost millions of dollars. Mr. Wylie was accused of failing to discover that the operator of the investment scheme was committing a crime. To the best of Mr. Rhea’s knowledge, Mr. Wylie was not accused of being a willing participant in the Ponzi scheme.

               14.         On October 26, 2005, Mr. Rhea traveled to Vancouver, BC to meet with the Mr. Andrew Hromyk and Mr. Boehnke on October 27, 2005 and informed them of what he had discovered concerning Mr. Chester. On October 27, 2005, Mr. Rhea provided Messrs. Boehnke, Hromyk, and Wylie with an electronic copy of the proof that Mr. Chester was Billy Wayne Chester.

               15.         The very next day, on October 28, 2005, Mr. Rhea was removed as a director by the shareholders and was told that he will be removed as an officer for cause on October 31, 2005.

               16.         The only truly independent director, Mr. Rex White was kept completely in the dark on all of these matters. Mr. White learned of the allegations regarding Mr. Chester and Mr. Wylie on October 31, 2005 and resigned from the board that day.

               17.         Mr. Rhea has since learned that Messrs. Hromyk, Boehnke, Legg and Wylie worked continuously and closely with Mr. Chester to terminate Mr. Rhea in an apparent attempt to cover-up Mr. Chester’s background, or minimize its disclosure.

               18.         The allegations in the “report” prepared by Mr. Wylie are absolutely false and designed to besmirch Mr. Rhea and challenge his credibility in the face of the information learned about Messrs. Wylie and Chester. Mr. Rhea has not failed to honor his employment contract, has not failed to perform his duties, has not willfully failed to obey the instructions of the board of directors, has not made misrepresentation to anyone, or wrongfully committed any of the acts described. The opposite is true. The company has seen its stock price increase approximately 200% since Mr .Rhea joined the company.

               19.         The allegation that Mr. Rhea misappropriated any funds is completely false. Mr. Rhea has received not one dime more than he is entitled to under his employment contract and the company currently owes him money for expense reimbursements. The allegations in the report by Mr. Wylie and the 8-K are false, misleading and defamatory.

               20.         Mr. Rhea intends to supplement this response very shortly as more facts are learned.

Sincerely,

“Kirk W. Evans”
Kirk W. Evans

KWE/acr